Mail Stop 3561

       June 29, 2005

Steven N. Masket, Esq.
Executive Vice President, General Counsel and Secretary
Maidenform Brands, Inc.
154 Avenue E.
Bayonne, NJ 07002

      Re:	Maidenform Brands, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed June 22, 2005
		File No. 333-124228

Dear Mr. Masket:

      We have reviewed your filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

15.  Stock Option Plans, page F-32

1. We have reviewed your response to our comments in our letter dated
June 17, 2005 and we still do not believe you have supported your position that the fair market value of the underlying shares for the stock options issued on August 5, 2004 is $1.82 per share. Absent compelling evidence to the contrary, which we do not believe you have provided thus far, we would expect the stock options granted on August 5, 2004 to have a fair market value similar or equal to both the $14.50 fair market value you determined for the shares underlying options granted on September 8, 2004 and your expected IPO price. Please tell us how you plan to revise your financial statements accordingly, or otherwise tell us why you continue to believe a revision is not necessary.

*****

      Please respond to our comment as appropriate. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding these comments. Please contact Howard Baik, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3720 with any
other questions.

      					Sincerely,



      					H. Christopher Owings
      					Assistant Director



cc. Brian Margolis, Esq.
Proskauer Rose LLP
Fax:  (212) 969-2900


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Steven N. Masket, Esq.
Maidenform Brands, Inc.
June 29, 2005
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